787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 9, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,046

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,046 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on behalf of iShares Core MSCI Pacific ETF (formerly, iShares MSCI Pacific IMI ETF) (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on March 25, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please confirm that there is no need for an Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expenses table in the Fund’s summary prospectus.

Response: The Trust confirms that the Fund currently does not anticipate incurring Acquired Fund Fees and Expenses in excess of 0.01% of the average net assets of the Fund during its first year of operations. If, at a later date, it is determined that the Fund expects to incur Acquired Fund Fees and Expenses, the Trust will update the Fees and Expenses table in the prospectus accordingly.

Comment 2: Please confirm whether the Fund will invest in credit default swaps and, if the Fund will do so, revise the principal investment strategies disclosure accordingly.

Response: The Trust has confirmed that the Fund will not invest in credit default swaps.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer

Katherine Drury

Michael Gung

Joel Whipple